MIRANDA GOLD CORP.

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NEWS RELEASE

Miranda Announces Proposed $1.5 Million Private Placement and Share Consolidation

September 11, 2018 – Vancouver, British Columbia – Miranda Gold Corp. (TSX-V: MAD) (the "**Company**") announces that it is offering on a non-brokered private placement basis up to 6,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,500,000. Each unit will consist of one post-consolidated common share and one share purchase warrant exercisable into a post-consolidated common share at a price of $0.50 per share for a period of five years. This offering replaces the financing announced in the Company's August 29 news release.

Prior to completion of the offering, the Company plans to consolidate its outstanding common shares on the basis of 10 existing common shares for each post-consolidated common share. The Company's name and trading symbol will remain unchanged.

Proceeds from the private placement will be used to advance exploration on the Company's Columbia projects and to fund potential acquisitions in Colombia, as well as for general working capital. The Company may pay a finder's fee of up to 6% cash on a portion of the private placement. All securities issued in connection with the private placement will be subject to a four month hold period from the closing date. The share consolidation and the private placement are subject to TSX Venture Exchange approval.

After completion of the share consolidation and the private placement, the issued and outstanding capital of the Company will be approximately 19,251,757 common shares before exercise of outstanding options and warrants as adjusted for the share consolidation.

About Miranda

Miranda is a gold prospect generator active in Colombia. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with IAMGold Corporation and Newmont Mining.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer
Tel: +1-775-340-0450
Email: joseph.herbert75@gmail.com
www.miradnagold.com